

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

<u>Via E-mail</u>
Gary S. Winemaster
Chief Executive Officer and President
Power Solutions International, Inc.
655 Wheat Lane
Wood Dale, IL 60191

> **Re: Power Solutions International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Amended July 28, 2011**
> **File No. 000-52213**

Dear Mr. Winemaster:

We have limited our review of your amended filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please tell us how you addressed each comment in our August 10, 2011 letter to you regarding your pending Form S-1 that (1) affects the disclosure in this proxy statement, or (2) could affect the information in your Exchange Act reports.

Description of the Roth Warrant, page 8

2.   Please clarify your statement that the warrant is not subject to anti-dilution provisions of the other warrants issued in connection with your unregistered offering. It is unclear why you do not view the adjustments mentioned on page 95 of your pending Form S-1 as anti-dilution adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Gary S. Winemaster
Power Solutions International, Inc.
August 10, 2011
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3617 if you have any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark D. Wood, Esq.
Katten Muchin Rosenman LLP